UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-42004

NEWGENIVF GROUP LIMITED

36/39-36/40, 13th Floor, PS Tower

Sukhumvit 21 Road (Asoke)

Khlong Toei Nuea Sub-district

Watthana District, Bangkok 10110

Thailand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On January 21, 2025, the Board of Directors of the Company approved a reverse stock split of all of the Company’s issued and unissued shares, including the Class A ordinary shares with no par value (the “Class A Ordinary Shares”), Class B ordinary shares with no par value and preferred shares with no par value, at an exchange ratio of one (1) share for twenty (20) shares (the “Reverse Stock Split”).

Upon the opening of the market on February 11, 2025, the Company’s Class A Ordinary Shares will begin trading on the Nasdaq Global Market (“Nasdaq”) on a post-Reverse Stock Split basis under the current symbol “NIVF”. The new CUSIP number following the Reverse Stock Split is G0544E204.

The Reverse Stock Split is intended for the Company to regain compliance with a minimum bid price of $1.00 per share for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Requirement”). Nasdaq previously provided the Company until April 7, 2025 to regain compliance. To regain compliance, the closing bid price of the Company’s Class A Ordinary Shares must meet or exceed $1.00 per share for a minimum of ten consecutive business days. There can be no assurance that the Company will be able to regain compliance with the Minimum Bid Requirement.

The reverse stock split will reduce the number of outstanding Class A Ordinary Shares of the Company from approximately 27.07 million to approximately 1.35 million. Every twenty (20) outstanding Class A Ordinary Shares will be combined into and automatically become one post-Reverse Stock Split Class A Ordinary Share. No fractional shares will be issued in connection with the Reverse Stock Split. Instead, the Company will issue one full post-Reverse Stock Split Class A Ordinary Share to any shareholder who would have been entitled to receive a fractional share as a result of the process.

After the Reverse Stock Split, all options, warrants and other convertible securities of the Company outstanding immediately prior to the Reverse Stock Split will be adjusted by dividing the number of Class A Ordinary Shares into which the options, warrants and other convertible securities are exercisable or convertible by twenty (20) in accordance with the terms of the plans, agreements or arrangements governing such options, warrants and other convertible securities and subject to rounding to the nearest whole share.

In connection with the Reverse Stock Split, the Company will amend and restate its memorandum and articles of association to reflect the adjustment of the number of authorized shares. Attached to this report on Form 6-K (this “Report”) as Exhibit 1.1 is a copy of such second amended and restated memorandum and articles of association, which will be effective on February 11, 2025.

Attached to this Report as Exhibit 99.1 is a copy of the press release dated January 31, 2025 titled “NewGenIvf Group Limited Announces Reverse Stock Split”.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association
99.1	Press release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2025

NewGenIvf Group Limited

By:	/s/ Wing Fung Alfred Siu
Name:	Wing Fung Alfred Siu
Title:	Chairman of the Board and Director

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